Exhibit 1.1

Amendment to Underwriting Agreement and Subscription Agreement

The undersigned parties desiring to keep in force its original agreements entered into between PGI Energy Fund I Series 2010, Inc and Heffernan Capital Management hereby agree to amend the IPO offering date from November 15, 2010 to deletion of expiration date completely. We further amend our stock subscription agreement to memorialize our firm commitment to acquire 55,700,000 shares at $.25 per share less $.10 per share commission due as underwriting fee. We will transfer funds for the stock subscription closing immediately upon receipt of an OTC listing confirmation.

IN WITNESS WHEREOF, the company and the Consultant have caused this Agreement to be signed by their duly authorized representatives as of the day and year first above written. Executed December 09, 2010.

/s/ Shayne Heffernan	/s/ Marcellous S. McZeal
(Shayne Heffernan)	(Marcellous S. McZeal)
Director	Chief Executive Officer

HEFFERNAN CAPITAL MANAGEMENT	PGI ENERGY FUND I SERIES 2010, INC.

Suite 6, 5th Floor M. Thai Tower, All Seasons Place, 87 Wireless Road Pathumwan, Bangkok 10330

www.heffernan-inc.com